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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F                Form 40-F  X
                            -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                            Yes             No  X
                               -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

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                                 DOCUMENTS INDEX
                                 ---------------


DOCUMENTS DESCRIPTION
---------------------

1. Press Release of January 8, 2003: AEterna-subsidiary Zentaris AG Signs Product Partnership for Novel Platinum Cancer
     Drug in China

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                                 [LOGO OMITTED]


                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

          AEterna-subsidiary Zentaris AG Signs Product Partnership for
                      Novel Platinum Cancer Drug in China

Collaboration with Hainan Tianwang International Pharmaceutical forms basis for further moves in fast-growing market

QUEBEC CITY, CANADA, JANUARY 8, 2003 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA) announced today that its biopharmaceutical subsidiary Zentaris AG and Hainan Tianwang International Pharmaceutical signed a contract for the manufacture and marketing of Zentaris' patent protected compound, Lobaplatin, in China. The technology transfer agreement provides for Zentaris to receive a one-time payment in the amount of Cdn $4.5 million ((euro)2.8 million). In addition, the contract foresees for Tianwang to manufacture and deliver Lobaplatin to Zentaris or its partners for marketing in all other countries worldwide.

Lobaplatin, which already received marketing authorization in China, belongs to the therapeutic group of platinum-based drugs which have proven highly effective in the treatment of many cancer indications. The market leader in this substance-class generates annual revenues of more than Cdn $805 million ((euro)496 million).

"The collaboration with Tianwang and its professional management reflects an important strategic move for Zentaris as it forms the basis for future success in the fast-growing Chinese market," said Prof. Dr. Jurgen Engel, Chief Executive Officer of Zentaris AG.

"This agreement reflects the worldwide growth potential provided by our recent acquisition of Zentaris AG," concluded Gilles Gagnon, President and Chief Operating Officer at AEterna.


ABOUT ZENTARIS AG

Based in Frankfurt, Germany, Zentaris AG currently has 67 employees who develop innovative products for new patient-friendly therapies. The main focus is on the treatment of benign and malignant tumors, integrating drug discovery and clinical development for this purpose.

Zentaris has four clinical stage products in oncology (three Phase II, one Phase
I) in nine indications in addition to six preclinical stage products. In endocrinology, Zentaris has one product with four indications: three in Phase II and one, Cetrotide(R), which is approved and marketed for in vitro fertilization.

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Zentaris has established worldwide marketing alliances and strategic partnerships including among others: Serono International S.A., Solvay Pharmaceuticals B.V., Baxter Healthcare S.A., Shionogi & Co., Ltd. and Nippon Kayaku Co., Ltd.

Zentaris AG was formed by separating-out parts of the Degussa Group at the beginning of 2001. The company has leveraged the decades of expertise built up by Degussa Pharmaceuticals Division, specifically in endocrinology (hormone research) and oncology (tumor research).

News releases and additional information about Zentaris are available on its Web site at www.zentaris.de


ABOUT AETERNA LABORATORIES INC.

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of an angiogenesis inhibitor, primarily in oncology.

Neovastat, antiangiogenic components extracted from marine cartilage, is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 120 clinical institutions in Canada, the United States and several European countries.

AEterna owns 100% of its subsidiary Zentaris AG. AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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                                     - 30 -

CANADA
MEDIA RELATIONS:                          INVESTOR RELATIONS:
Paul Burroughs                            Jacques Raymond
Tel.:  (418) 652-8525 ext. 406            Tel.:  (418) 652-8525 ext. 360
Cell.: (418) 573-8982                     Cell.: (514) 703-5654
Fax:   (418) 577-7700                      Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com        E-mail: jacques.raymond@aeterna.com

USA                                       EUROPE
THE INVESTOR RELATIONS GROUP              ZENTARIS AG
Lisa Lindberg                             Matthias Seeber
Tel.: (212) 825-3210                      Tel.: 011 49 69 4 26 02 34 25
Fax:  (212) 825-3229                      Fax:  011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                E-mail: matthias.seeber@zentaris.de

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AETERNA LABORATORIES INC.


Date:  January 8, 2003                 By: /s/Claude Vadboncoeur
----------------------                    -------------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary